EXHIBIT 99.1

Alvarion (in Receivership and Liquidation) Announces Nullification of Creditors' Plan of Settlement

ROSH HA'AYIN, Israel, Oct. 13, 2014 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in receivership and liquidation) ("Alvarion" or the "Company") (OTC Pink:ALVRQ) announced today that Mr. Yoav Kfir, CPA, Alvarion's court-appointed receiver and special manager (the "Receiver"), informed the District Court of Tel Aviv – Yaffo that the Creditors' Plan of Settlement which was approved by the Court in March 2014 is nullified. Certain conditions which were prerequisite to the execution of the plan were not met resulting the nullification of the plan.

The Company's assets were sold for no less than NIS 38 million. Under the terms of the creditors' plan, the Company's creditors were to receive NIS 6.25 million of the proceeds from the sale of the Company's assets as stipulated in the asset sale agreement and be issued Company shares constituting 15% of the Company's share capital. The cash component was collected and the Receiver continues to collect payments from the sale proceeds. In addition, the Receiver is reviewing different alternatives to maximize the value of the Company and will update accordingly.

Debt claims are currently being examined. Once the examination process ends, the Receiver will notify the creditors' of his debt decision after which creditors will have 45 days to appeal these decisions. The dividend amounts and date of payment will be announced after the Court approves the Receiver's debt decisions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:

         Elana Holzman
         elana.holzman@alvarion.com